

January 14, 2013

<u>Via Facsimile</u>
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer
Teledyne Technologies, Inc.
1049 Camino Dos Rios
Thousand Oaks, CA 91360

>   **Re:**   **Teledyne Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended January 1, 2012**
>   **Filed February 29, 2012**
>   **File No. 1-15295**

Dear Mr. Schnittjer:

　　　We refer you to our comment letter dated December 19, 2012 regarding business contacts with Sudan, Iran and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Cecilia Blye
>
>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc:　　Max Webb
　　　Assistant Director
　　　Division of Corporation Finance